SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              MAGYAR TAVKOZLESI RT
                 (Hungarian Telecommunications Company Limited)
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                                (Name of Issuer)


                     ORDINARY SHARES, NOMINAL VALUE HUF 100
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                         (Title of Class of Securities)


                                      NONE
               (CUSIP FOR AMERICAN DEPOSITORY SHARES EVIDENCED BY
    AMERICAN DEPOSITORY RECEIPTS (REPRESENTING ORDINARY SHARES) IS 559776109)
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                                 (Cusip Number)

                                Wayne Wirtz, Esq.
                             SBC Communications Inc.
                                175 East Houston
                              San Antonio, TX 78205
                                 (210) 351-3736
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                (Name and Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 8, 1999
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 10 Pages)


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CUSIP NO.  559776109                   13D                    PAGE 2 OF 10 PAGES
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 1.  NAME OF REPORTING PERSON                            SBC COMMUNICATIONS INC.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                43-1301883
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [  ]
                                                                 (B) [  ]
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 3.  SEC USE ONLY
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 4.  SOURCE OF FUNDS                                                          AF
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                              [  ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
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                           7.   SOLE VOTING POWER                              0
  NUMBER OF
  SHARES                   -----------------------------------------------------
  BENEFICIALLY             8.   SHARED VOTING POWER                 617,478,081*
  OWNED BY
  EACH                     -----------------------------------------------------
  REPORTING                9.   SOLE DISPOSITIVE POWER                         0
  PERSON
  WITH                     -----------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER             617,478,081
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON                                      617,478,081
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES                                    [   ]
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  59.6%
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14.    TYPE OF REPORTING PERSON                                               HC
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* Please See Item 5 for a disclaimer of the voting power of these Shares.

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CUSIP NO.  559776109                   13D                    PAGE 3 OF 10 PAGES
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 1.  NAME OF REPORTING PERSON                              AMERITECH CORPORATION
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                36-3251481
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [  ]
                                                                 (B) [  ]
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 3.  SEC USE ONLY
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 4.  SOURCE OF FUNDS                                                          AF
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                              [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER                              0
  NUMBER OF
  SHARES                   -----------------------------------------------------
  BENEFICIALLY             8.   SHARED VOTING POWER                 617,478,081*
  OWNED BY
  EACH                     -----------------------------------------------------
  REPORTING                9.   SOLE DISPOSITIVE POWER                         0
  PERSON
  WITH                     -----------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER             617,478,081
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON                                      617,478,081
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES                                      [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  59.6%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON                                               CO
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---------------------
* Please See Item 5 for a disclaimer of the voting power of these Shares.

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CUSIP NO.  559776109                   13D                    PAGE 4 OF 10 PAGES
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 1.  NAME OF REPORTING PERSON                      AMERITECH INTERNATIONAL, INC.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                36-3707086
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [  ]
                                                                 (B) [  ]
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 3.  SEC USE ONLY
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 4.  SOURCE OF FUNDS                                                          AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
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                           7.   SOLE VOTING POWER                              0
  NUMBER OF
  SHARES                   -----------------------------------------------------
  BENEFICIALLY             8.   SHARED VOTING POWER                 617,478,081*
  OWNED BY
  EACH                     -----------------------------------------------------
  REPORTING                9.   SOLE DISPOSITIVE POWER                         0
  PERSON
  WITH                     -----------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER             617,478,081
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON                                      617,478,081
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES                                      [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  59.6%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON                                               CO
--------------------------------------------------------------------------------


---------------------
* Please See Item 5 for a disclaimer of the voting power of these Shares.

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CUSIP NO.  559776109                   13D                    PAGE 5 OF 10 PAGES
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 1.  NAME OF REPORTING PERSON                AMERITECH INTERNATIONAL SPAIN, S.L.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [  ]
                                                                 (B) [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY
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 4.  SOURCE OF FUNDS                                                          AF
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                              [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Spain
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                           7.   SOLE VOTING POWER                              0
  NUMBER OF
  SHARES                   -----------------------------------------------------
  BENEFICIALLY             8.   SHARED VOTING POWER                 617,478,081*
  OWNED BY
  EACH                     -----------------------------------------------------
  REPORTING                9.   SOLE DISPOSITIVE POWER                         0
  PERSON
  WITH                     -----------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER             617,478,081
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON                                      617,478,081
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES                                      [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  59.6%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON                                               CO
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---------------------
* Please See Item 5 for a disclaimer of the voting power of these Shares.

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CUSIP NO.  559776109                   13D                    PAGE 6 OF 10 PAGES
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ITEM 1.  SECURITY AND ISSUER

         This statement relates to ordinary shares, nominal value HUF 100 per share (the "Shares"), of Magyar Tavkozlesi, RT, a corporation organized under the laws of the Republic of Hungary (the "Company"). The Shares trade on the New York Stock Exchange in the form of American Depository Shares each representing the right to five Shares. The principal executive office of the Company is Budapest, 1013, Krisztina krt. 55, Hungary.

ITEM 2.

IDENTITY AND BACKGROUND

(a) and (b)
         SBC Communications Inc. is a Delaware corporation ("SBC"), with its principal office and principal place of business at 175 E. Houston, San Antonio, Texas 78205-2233. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of SBC. SBC is a communications holding company whose subsidiaries and affiliates provide communications services, including landline and wireless telecommunications services and equipment, directory advertising, publishing services, and Internet access services.

         Ameritech Corporation ("Ameritech") is a Delaware corporation and a wholly-owned subsidiary of SBC with its principal office and principal place of business at 30 South Wacker Drive, Chicago, Illinois 60606. Ameritech provides communications services, including local and long distance telephone, cellular, paging, directory advertising, security monitoring, cable TV, electronic commerce and on-line services.

         Ameritech International, Inc. ("Ameritech International") is a Delaware corporation and a wholly-owned subsidiary of Ameritech with its principal office and principal place of business at 255 West Randolph Street, Chicago, Illinois 60606. Ameritech International provides a wide range of communications services outside of the United States.

         Ameritech International Spain, S.L. ("AIS") is a Spanish corporation. All of its Class B stock is owned by Ameritech International and is designated as holding the investment in the Company, as described in
         Item 3. All of the Class A stock of AIS is owned by Ameritech International Belgium, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Ameritech. AIS has its principal office and principal place of business at 30 South Wacker Drive, Suite 3600, Chicago, Illinois 60606. AIS holds various Ameritech communications investments.

         Ameritech, Ameritech International, and AIS are collectively referred to as the "Ameritech Entities."

(c) Per Instruction C, the name, business address, and principal occupation of each executive officer and director of SBC is set forth in Exhibit I hereto and incorporated herein by reference.

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CUSIP NO.  559776109                   13D                    PAGE 7 OF 10 PAGES
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(d)      During the last five years, neither SBC nor the Ameritech Entities, nor, to the best of their knowledge, any of their directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) During the last five years, neither SBC nor the Ameritech Entities, nor, to the best of their knowledge, any of their executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) SBC and all of the Ameritech Entities, except for AIS, are incorporated in the State of Delaware. AIS is incorporated in the country of Spain. Each executive officer and director of SBC is a citizen of the United States except for SBC director Carlos Slim Helu, who is a citizen of Mexico.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         MagyarCom Holdings GmbH ("Magyar"), a German corporation, owns 617,478,081 Shares representing 59.6 percent of the outstanding Shares of the Company. Magyar originally acquired a 30.1 percent interest in the Company in December 1993 as the winning bidder in a tender offer. On December 22, 1995, Magyar acquired an additional 37.2 percent of the Company. In November 1997, Magyar reduced its ownership interest to 59.6 percent by selling Shares in connection with the Company's initial public offering of the Shares.

The shares of Magyar (the "Magyar Shares") are owned 50 percent by SBC, by virtue of its indirect ownership of AIS, and 50 percent by Deutsche Telekom AG, a German telecommunications company ("Deutsche Telekom"). Ameritech purchased its ownership interest in Magyar in December 1993. In the event of a disagreement between the two shareholders, Deutsche Telekom is entitled to cast the deciding vote except with respect to a sale of the Company's Shares or approval of dividends to be paid by the Company.


ITEM 4.  PURPOSE OF TRANSACTION.

         SBC acquired indirect record ownership of 50 percent of the Magyar Shares upon the closing, on October 8, 1999, of SBC's acquisition of Ameritech pursuant to an Agreement and Plan of Merger dated May 10, 1998. SBC at the present time has no plans or proposals that relate to, or would result in, any of the transactions described in paragraphs (a)-(j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) AIS is entitled to cast 50 percent of any vote of Magyar regarding dispositions of the Company's Shares. Therefore, AIS has shared investment power with respect to the

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CUSIP NO.  559776109                   13D                    PAGE 8 OF 10 PAGES
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         Shares held by Magyar and, as a result, indirectly beneficially owns
         59.6% of the Shares. As described in Item 2, each of the remaining Ameritech Entities indirectly beneficially owns such Shares by virtue of its indirect ownership of AIS. SBC possesses ultimate beneficial ownership of the Shares by virtue of its sole ownership of all of the Ameritech Entities.

(b) Each of the Ameritech Entities has the power to direct the disposition of the Shares by virtue of its 50 percent ownership interest in Magyar. However, SBC has ultimate power to direct the disposition of such Shares by virtue of its sole ownership of the Ameritech Entities. The power to direct the disposition of the Shares is shared with Deutsche Telekom. SBC and each of the Ameritech Entities disclaim voting power with respect to the Shares, because Deutsche Telekom is entitled to cast the deciding vote in the event of disagreements between the shareholders of Magyar (other than disagreements with respect to a sale of the Shares or approval of dividends).

(c)      None

(d)      Not Applicable.

(e)      Not Applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         By virtue of its majority ownership of the Company, Magyar has the power to elect all of the members of the six to eleven member Board of Directors and the nine member Supervisory Board with the exception of one member of each Board who is designated by the State of Hungary and three members of the Supervisory Board who represent employees.

         SBC has the right to put all or a portion of its Magyar Shares to Deutsche Telekom. Upon the exercise of the put option, Deutsche Telekom would have the right to appoint the majority of Magyar's Board of Directors.

         SBC and Deutsche Telekom each has a right of first refusal upon a proposed sale of the other party's Magyar Shares.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Directors and Executive Officers of SBC Communications Inc. Exhibit I hereto. Joint Filing Agreement. Exhibit II

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CUSIP NO.  559776109                   13D                    PAGE 9 OF 10 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    SBC COMMUNICATIONS INC.




Dated: February 16, 2000            By:  /s/ James S. Kahan
                                       -----------------------------
                                         James S. Kahan
                                         Senior Executive Vice President,
                                         Corporate Development


                                       On behalf of:
                                    AMERITECH CORPORATION
                                    AMERITECH INTERNATIONAL, INC.
                                    AMERITECH INTERNATIONAL SPAIN, S.L.

                                  EXHIBIT INDEX


Exhibit No.                Description
-----------                -----------

  I                 Directors and Executive Officers of SBC
                    Communications, Inc.

 II                 Joint Filing Agreement